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                                                                     EXHIBIT 2.4

                                 AMENDMENT TO

                           THE TRANSACTION AGREEMENT

     THIS AMENDMENT TO THE TRANSACTION AGREEMENT (this "Amendment") is made and entered into as of July 31, 1999 by and between The North Face, Inc., a Delaware corporation (the "Company"), and TNF Acquisition LLC, a Delaware limited liability company ("TNF"), with reference to the following facts:

     A. The Company and TNF are parties to that certain Transaction Agreement dated February 27, 1999, as amended as of the date hereof (the "Transaction Agreement").

     B. TNF wishes to extend the term of the Transaction Agreement and in consideration therefor TNF has agreed to the other amendments set forth below.

     NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree that the following sections of the Transaction Agreement shall be amended as follows:

     The phrase "July 31, 1999" shall be deleted from the first sentence of
Section 10.1.5 of the Transaction Agreement and replaced with the phrase "August 31, 1999."

     The parties hereby agree that, notwithstanding anything to the contrary contained in the Transaction Agreement, (i) the Company agrees to reimburse TNF for its Expenses (as that term is defined in Section 10.3 of the Transaction Agreement), as limited by subsection (ii) of this paragraph, if the transactions contemplated by the Transaction Agreement are not consummated and (ii) the maximum aggregate amount payable for such Expenses pursuant to Section 10.3 of the Transaction Agreement shall be limited to $2,200,000 for all Expenses incurred by TNF through July 31, 1999 plus up to $500,000 of newly incurred reasonable documented Expenses incurred between August 1 and August 31, 1999. Payment pursuant to this paragraph shall be made in accordance with the timing and manner set forth in the Transaction Agreement.

     The parties hereby agree that (i) there is no basis for any termination of the Transaction Agreement as a result of any alleged violation of Section 8.5 thereof prior to the date hereof; (ii) any prior attempt to terminate the Transaction Agreement by either party is withdrawn and null and void; and (iii) subject to the provisions of Section 8.5 of the Transaction Agreement, no violation of the Transaction Agreement will result if the Company retains BT Alex. Brown to assist it in evaluating its strategic alternatives.

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     Except as specifically amended hereby, the Transaction Agreement remains in full force and effect.

     IN WITNESS HEREOF, the parties hereto have caused this Amendment to be signed by their respective officers thereunto duly authorized as of the date first written above.

                                            THE NORTH FACE, INC.,
                                            a Delaware Corporation


                                            By: /s/ Marsden S. Cason
                                               -------------------------------
                                            Name: Marsden S. Cason
                                            Title:   Chairman

                                            TNF ACQUISITION LLC,
                                            a Delaware limited liability company

                                            By: /s/ Jonathan Seiffer
                                               -------------------------------
                                            Name: Jonathan Seiffer
                                            Title:   Vice President